Exhibit 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES
 Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
(Dollars in thousands, except ratios)	2012	2011	2010	2009	2008
Income before income tax expense	$183,567	$151,411	$(3,064)	$(129,302)	$70,075
Plus fixed charges	111,156	142,533	194,102	247,540	299,477

Earnings	294,723	293,944	191,038	118,238	369,552

Fixed charges	111,156	142,533	194,102	247,540	299,477
Preferred stock dividends	17,093	17,042	16,998	16,948	1,750
Fixed charges and preferred stock dividends	$128,249	$159,575	$211,100	$264,488	$301,227

Ratio of earnings to fixed charges	2.65	2.06	0.98	0.48	1.23

Ratio of earnings to fixed charges and preferred stock dividends	2.30	1.84	0.90	0.45	1.23